February 1, 2025

Forager Fund, L.P.
2025 3rd Avenue North, Suite 350
Birmingham, AL 35203

and to

Forager Capital Management, LLC
2025 3rd Avenue North, Suite 350
Birmingham, AL 35203

Attention: Johnny Wilhelm
Email: forager@foragercap.com

Dear Sirs/Mesdames:

Re: Non-Disclosure and Standstill Agreement among Quipt Home Medical Corp. ("Quipt"), Forager Fund, L.P. ("Forager Fund") and Forager Capital Management, LLC ("Forager Capital", and together with Forager Fund, "you")

As a holder of a sizeable number of the outstanding Common Shares of Quipt as at the date hereof, you have requested certain Confidential Information (as defined below) in respect of Quipt for the purposes of gaining a better understanding of the business, operations, processes, governance and strategic direction of Quipt. In consideration of furnishing you with, or providing you access to, certain Confidential Information, Quipt requires your agreement to the provisions of this Agreement (as defined below). It is understood and acknowledged that, where the terms "you" and "your" are used in this Agreement, the same shall be construed as including your Subsidiaries, Affiliates, Associates and Representatives.

Wheresoever used in this Agreement, the following terms shall bear the respective definitions hereinafter given, namely:

"**Affiliate**", "**Associate**" and "**Subsidiary**" have the meanings ascribed thereto in the *Securities Act* (British Columbia);

"**Agreement**" means the agreement consisting of this letter and your acceptance hereof;

"**Common Shares**" means the common shares in the capital of Quipt;

"**Data Room**" means any room or rooms containing Confidential Information, whether physical or virtual;

"**Effective Date**" means the day, month and year first above written;

"**Confidential Information**" means all information (including information in the form not only of written information but also information which may be transmitted orally, electronically, visually or by any other means and whether or not it is identified as "confidential") relating to Quipt (including its Subsidiaries and Affiliates), or its business, affairs, financial position, assets, operations, prospects, activities or affairs, including, without limitation, information provided for inspection in any Data Room and all reports, evaluations, notes, analysis, documents, data or information, financial or operating information, budgets, forecasts, projections, plans, trade secrets or any other documents or information pertaining in any way

whatsoever to Quipt, together with all analysis, evaluations, compilations, notes, studies or other documents prepared by you or your Representatives containing or based upon, in whole or in part, such information or reflecting the review of, or interest in Quipt ("**Notes**") and includes all information, if any, previously made available to you or your Representatives; *provided that* Confidential Information will not include any information which: (i) at the time of its disclosure to you is, or thereafter becomes, generally available to, and known by the public (other than as a result of a disclosure directly or indirectly by you or your Representatives or pursuant to Section 6 hereof); (ii) was available to you on a non-confidential basis from a source other than Quipt, provided that such source is not and was not, to your knowledge, prohibited or restricted from transmitting or communicating the information to you by confidentiality agreement with or other contractual, legal or fiduciary obligation to, Quipt; or (iii) has been independently acquired or developed by you without violating any of your obligations under this Agreement or any other agreement you may have with any Person;

"**Person**" means any natural or legal person, including a corporation;

"**Representative**" means, in the case of your Representatives, any of your employees, officers, trustees, directors or any advisors, counsel or consultants who are involved in the review and/or evaluation of the Confidential Information on your behalf that have been approved by Quipt in its sole discretion and, in the case of Quipt's Representatives, any of Quipt's Subsidiaries or Affiliates and any of Quipt's and such Subsidiaries' and/or Affiliates' respective employees, officers, trustees, directors or any advisors, counsel or consultants; and

"**Term**" means a period of 6 months commencing on the Effective Date.

Where any word or term is used herein in the singular or neuter, the same shall include the plural or masculine or feminine as the context may require.

1. ***Non-Disclosure.*** Without the prior written consent of Quipt, you will not, and will cause your Representatives not to, disclose to any Person (besides your Representatives): (i) the fact that any investigation or discussions are taking place or have taken place between you and Quipt, including the status thereof; (ii) that you have requested or received Confidential Information; or (iii) the existence or contents of this Agreement.

2. ***Use of Confidential Information.*** You agree and you shall cause your Representatives to agree: (i) to use the Confidential Information only for the purposes of gaining a better understanding of the business, operations, processes, governance and strategic direction of Quipt, as a shareholder with a sizeable stake in the outstanding equity securities of Quipt; (ii) not to use, exploit or employ the Confidential Information for any other purpose or in any other manner; (iii) to keep the Confidential Information fully secret and confidential for the Term; and (iv) not copy or reproduce any written materials comprising a part of the Confidential Information, without the prior written consent of Quipt except as necessary for purposes of conducting an evaluation of the Confidential Information in accordance with the terms of this Agreement. It is understood that neither this Agreement nor the disclosure of any Confidential Information to you should be construed as granting to you or any of your Representatives any licence or rights in respect of any part of the Confidential Information.

3. ***Safeguard and Non-Disclosure of Confidential Information.*** You will safeguard and strictly control the dissemination of the Confidential Information and not release or disclose any Confidential Information to any Person, other than your Representatives and in each case only those Representatives who need to receive such information in connection with your review and

evaluation of the Confidential Information and be bound by similar terms of confidentiality. You will keep a record of the location of any Confidential Information provided to you.

4. ***Return of Materials.*** Promptly, upon Quipt's request therefor, you will and will cause your Representatives to return to Quipt or destroy all Confidential Information furnished to you or your Representatives, and all Notes and documents prepared by or in the possession of you or your Representatives related to the Confidential Information, without retaining copies or other reproductions, reports, extracts, notes or other memoranda thereof (whether electronic, magnetic or otherwise) and, if destroyed, certify in writing to Quipt that such Confidential Information has been destroyed. Notwithstanding the return or destruction of Confidential Information and Notes, you and your Representatives will continue to be bound by your obligations of confidentiality and all other obligations hereunder. Notwithstanding anything to the contrary herein, it is understood and agreed that the Recipient's computer systems may automatically back-up Confidential Information disclosed to it under this Agreement. To the extent such computer back-up procedures create copies of any Confidential Information, the Recipient may retain such copies in its archival or back-up computer storage for the period they normally archive back-up computer records, which copies shall be subject to the provisions of this Agreement until the same are destroyed, and shall not be accessed by you or your Recipient's during such period of archival and back-up storage.

5. Intentionally omitted.

6. ***Legally Required Disclosures.*** Should you or your Representatives be required pursuant to applicable laws, legal process or stock exchange rules or regulations to disclose any Confidential Information or any matter referred to in Section 1 hereof, you will, to the extent legally permissible and to the extent possible under the circumstances, provide Quipt with prompt notice of such requirement or request so that Quipt may seek, at Quipt's sole cost and expense, an appropriate protection order, or waive compliance with any of the provisions of this Agreement, or both. If such protective order or a waiver is not obtained by Quipt prior to the expiry of the time period within which you or your Representatives, on the reasonable written advice of your or its legal counsel, are required by law, securities regulation or policy to disclose any Confidential Information or such other matter, you or your Representatives may, without liability hereunder, disclose that portion, and only that portion, of the Confidential Information or such other matter that you or your Representatives are required to so disclose and you will exercise your commercially reasonable efforts in such event to request that Confidential Information or such other matter will be accorded confidential treatment.

7. ***Non-Solicitation.*** Without the prior written approval of the board of directors of Quipt (the "**Board**"), during the Term you will not, and you will cause your Representatives not to, solicit for hire or employment, directly or indirectly, any person that was an officer or employee of Quipt or its Subsidiaries or Affiliates during the period of time that any Confidential Information was provided to or being evaluated by you or your Representatives. For the purposes of this clause, "solicitation" shall not include solicitation of any officer or employee of Quipt, its Subsidiaries or Affiliates who is solicited: (i) by advertising in a newspaper or periodical of general circulation; or (ii) indirectly through a personnel search agency engaged by you generally (not specifically in respect of Quipt or its Subsidiaries or Affiliates), provided that in no case shall you pursue hiring of any officer or employee of Quipt, its Subsidiaries or Affiliates.

8. ***No Representation or Warranty.*** You understand and acknowledge that neither Quipt nor its Representatives are making any representation or warranty, expressed or implied, as to the accuracy or completeness of the Confidential Information and neither Quipt nor its

Representatives or any of their respective officers, trustees, directors, employees or agents will have any liability whatsoever to you or to any other Person resulting from your use of the Confidential Information and that you are and will be relying upon your own investigations, due diligence and analysis in evaluating and satisfying yourself as to all matters relating to Quipt and its business, affairs and assets.

9. ***Other Restrictions.*** Unless approved in advance in writing by the Board, you agree that neither you nor any of your Representatives, Subsidiaries, Affiliates, Associates or any Person acting on behalf of or jointly or in concert with you (or any of your Representatives, Subsidiaries, Affiliates or Associates) who have received Confidential Information will, for a period of 6 months after the date of this Agreement, directly or indirectly, acquire (or propose or agree to acquire), as registered or beneficial holder, by purchase or otherwise, any equity securities or assets of Quipt, or rights or options to acquire interests in any of Quipt's equity securities or assets.

Notwithstanding the foregoing provisions of this Section 9, the restrictions set forth in this Section 9 shall terminate and be of no further force and effect if Quipt or any of its Affiliates enters into a definitive agreement with respect to, or publicly announces that it plans to enter into, a transaction involving all or a controlling portion of Quipt's or any of its Affiliates' equity securities or all or substantially all of Quipt's or any of its affiliates' assets (whether by business combination, amalgamation, plan of arrangement, merger, tender offer, take-over bid, exchange offer, recapitalization, restructuring, liquidation, sale, equity issuance or otherwise).

10. ***Securities Laws and Actions in the Ordinary Course.*** You acknowledge that you are aware (and will advise your Representatives who are informed of the matters that are the subject of this Agreement in accordance with its terms) that applicable securities laws in Canada, the United States or elsewhere prohibit any Person with material non-public information about an issuer, such as Quipt, from purchasing or selling securities of such issuer, or subject to certain limited exceptions, from communicating such information to any other Person. You acknowledge that the Confidential Information may include material non-public information and you covenant and agree to comply with, and cause your Representatives to comply with, all applicable securities laws.

11. ***Access to Properties.*** If you or any of your Representatives are provided with physical access to any properties or facilities with respect to which Quipt or any of its Subsidiaries or Affiliates has an ownership interest or operates (other than access in the normal course in respect of properties or facilities in which you have an existing interest), you shall, and shall cause your Representatives to, comply fully with all rules, regulations and instructions issued by Quipt or any of its Subsidiaries or Affiliates regarding you or your Representatives' access to such properties or facilities.

12. ***Privacy Matters.*** You agree that you will not request Quipt to disclose to you information about identifiable individuals ("**Personal Information**"). If Personal Information is provided to you, then:

(a) all such Personal Information shall be treated as Confidential Information pursuant to the terms of this Agreement; and

(b) to the extent that Quipt discloses to you any Personal Information, you shall only disclose Personal Information to those of your Representatives who need to know such Personal Information and use commercially reasonable security measures to safeguard all Personal Information against unauthorized collection, access, use or disclosure.

Notwithstanding the termination of this Agreement for any reason, you will keep any Personal Information provided to you hereunder confidential and not use or disclose it for any purpose other than as expressly permitted hereunder or by applicable laws.

13. ***No Third Parties***. In accepting and reviewing the Confidential Information, you represent and warrant that you are acting solely for yourself and are not acting as a broker for any other Person.

14. ***Voting Commitment.*** At Quipt's annual general meeting of the holders of Common Shares scheduled to be held on March 17, 2025 at 10:00 a.m. (ET) and any special meeting that may be called on or before December 31, 2025 at 11:59 p.m. (ET) (including any adjournments, reschedulings, continuations or postponements thereof, the "**Meeting**") you agree to (i) be represented in person or by proxy at the Meeting or otherwise cause all Common Shares that you and/or your Subsidiaries and/or Affiliates (the "**Investor Group**") beneficially own, or exercise control or direction over, to be counted as present for purposes of establishing a quorum at the Meeting, (ii) vote, or cause to be voted, all Common Shares that the Investor Group beneficially owns or exercises control or direction over on the Company's proxy or voting instruction form in favour of (A) each of the directors nominated by the Board and recommended by the Board for election to the Board (and not in favour of any other nominees for election to the Board), and (B) each other matter or proposal recommended for shareholder approval by the Board, and (iii) not execute any proxy or voting instruction form in respect of the Meeting other than the proxy or voting instruction form being solicited by or on behalf of management of the Company. You hereby, on your own behalf and on behalf of the Investor Group, consent to the details of this Section 14 being set out in an 8-K issued by Quipt or any supplement to Quipt's Management Information and Proxy Circular (the "**Circular**") in respect of the Meeting being made publicly available, including by filing with the U.S. Securities and Exchange Commission and on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.com, as may be required pursuant to applicable securities laws.

15. ***Remedies.*** You acknowledge and agree that Quipt will be irreparably damaged if any provision of this Agreement is not performed by you or your Representatives in accordance with its terms and that monetary damages would not be sufficient to remedy any breach by you or your Representatives of any term or provision of this Agreement and you further agree that Quipt shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach hereof and in addition to any other remedy available at law or in equity. You further agree to waive any requirement for the deposit of security or posting of any bond in connection with any equitable remedy.

16. ***No Waiver of Privilege.*** To the extent that any Confidential Information includes materials subject to solicitor-client privilege or litigation privilege, neither Quipt nor its affiliates is waiving, and shall not be deemed to have waived or diminished, its solicitor-client privilege, litigation privilege or similar protections and privileges as a result of disclosing any Confidential Information to you or your Representatives.

17. ***Reciprocal Agreement***. In the event Quipt requires access to confidential information regarding you, you and Quipt agree to enter into a reciprocal agreement governing the use of such confidential information substantially on the terms provided for in this Agreement.

18. ***Governing Law and Attornment.*** This Agreement shall be governed by, and construed in accordance with, the laws in force in the Province of Ontario. You hereby consent to and submit to the exclusive jurisdiction of the courts of Ontario for any actions, suits or proceedings arising out of the interpretation or enforcement of this Agreement (and you agree not to commence any

action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by personal delivery to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court. You hereby waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Ontario and hereby further waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

19. ***Notice and Contact.*** All notices to be given to a party hereunder shall be in writing and delivered personally, by overnight courier or by email, addressed, in the case of Quipt, at the address on the signature page hereof, and, in the case of you, to the addressee(s) at the address set forth on the first page hereof.

20. ***Waiver and Amendment.*** No failure or delay by Quipt in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. This Agreement may only be amended by an instrument in writing duly executed by both parties hereto.

21. ***Severance.*** If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

22. ***Headings.*** The division of this Agreement into paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

23. ***Benefit and Assignment.*** This Agreement is for the benefit of Quipt and its successors and may be enforced by Quipt and its successors and assignees. This Agreement shall not be assignable by you without the prior written consent of Quipt. Any consent or approval that may be provided by Quipt hereunder may be provided by Quipt or its successor or assignee.

24. ***Expenses.*** Each of the parties hereto shall be solely responsible for the fees and expenses incurred in connection with the matters contemplated by this Agreement, including, in your case, your assessment of the Confidential Information.

25. ***Entire Agreement.*** This Agreement sets forth the entire agreement between the parties regarding the Confidential Information and all other subject matters set forth herein, and supersedes all prior negotiations, understandings and agreements between the parties (whether written or oral) on such matters.

26. ***Counterparts and Execution.*** This Agreement may be executed in any number of counterparts and all counterparts taken together constitute one and the same instrument. Receipt of an originally or electronically executed counterpart signature page by facsimile or electronic mail is effective execution and delivery of this Agreement.

[Signature page follows.]

If you agree with the foregoing, please sign and return one copy of this letter to the following address:

Quipt Home Medical Corp.
1019 Town Drive
Wilder, Kentucky 41076

Attention: Greg Crawford
Email: gcrawford@myquipt.com

Yours truly,

QUIPT HOME MEDICAL CORP.

Per: ______________________
Name: Greg Crawford
Title: Chief Executive Officer

ACCEPTED AND AGREED TO this 1st day of February, 2025:

Forager Fund, L.P., by its General Partner,
Forager Capital Management, LLC

Per: ____________________________
Name: Johnny Wilhelm, Partner
Title:

Forager Capital Management, LLC

Per: ____________________________
Name: Johnny Wilhelm, Partner
Title: